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EXHIBIT 11.0

IHOP CORP. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended March 31
	2002	2001
NET INCOME PER COMMON SHARE BASIC
Weighted average shares outstanding	20,771	20,048

Net income available to common shareholders	$9,756	$7,474

Net income per share-basic	$0.47	$0.37

NET INCOME PER COMMON SHARE DILUTED
Weighted average shares outstanding	20,771	20,048
Net effect of dilutive stock options based on the treasury stock method using the average market price	398	372

Total	21,169	20,420

Net income available to common shareholders	$9,756	$7,474

Net income per share-diluted	$0.46	$0.37

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  EXHIBIT 11.0
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS